[K&L Gates LLP Letterhead]

December 21, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4041

Attn: Valerie J. Lithotomos

Re:	eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (File No. 333-163101, 811-22348)

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (the “Trust”) is Pre-Effective Amendment No. 3 to the Trust’s initial registration statement on Form N-2 relating to the Trust’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on November 13, 2009 (the “Registration Statement”), as amended on September 20, 2010 (“Pre-Effective Amendment No. 1”) and on December 7, 2011 (“Pre-Effective Amendment No. 2”). In Pre-Effective Amendment No. 1, the Trust responded to the Staff’s comments on the initial Registration Statement. In Pre-Effective Amendment No. 2, the Trust responded to additional oral comments we received from you and Richard Pfordte on January 20, 2011 and January 4, 2011 on the Trust’s Registration Statement.

Attached as Appendix A to this letter are responses to additional oral comments we received from you and Richard Pfordte on December 14, 2011 and December 15, 2011 on the Trust’s Registration Statement. These responses and noted disclosure changes are reflected in this Pre-Effective Amendment No. 3.

Pre-Effective Amendment No. 3 transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the offices of the Trust.

It is expected that the Trust will file a pre-effective amendment during the week of January 15, 2012 registering additional shares along with a request for acceleration of effectiveness of the Registration Statement.

Please feel free to call me at any time at 617.261.3246.

Sincerely,

/s/ Clair E. Pagnano

Clair E. Pagnano

Enclosures

cc:	Richard Pfordte

Securities and Exchange Commission, Division of Investment Management

Frederick S. Marius

Eaton Vance Management

Mark P. Goshko

K&L Gates LLP

APPENDIX A

MEMORANDUM

TO:	Richard Pfordte and Valerie Lithotomos, staff members of U.S. Securities and Exchange Commission

FROM:	Clair E. Pagnano, K&L Gates LLP

CC:	Fred Marius and Stephanie Rosander, Eaton Vance Management Mark Goshko, K&L Gates LLP

DATE:	December 16, 2011

SUBJECT:	eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (the “Trust”)

I.	Responses to Oral Comments Received on December 14, 2011, from Richard Pfordte and Valerie Lithotomos, SEC staff members to Fred Marius and Stephanie Rosander of Eaton Vance Management and Clair Pagnano of K&L Gates LLP.

Comment 1: Please explain why the Trust is not a unit investment trust (“UIT”).

Response: Supplementally, the Trust is not a UIT because, unlike a UIT, the Trust will have a Board of Trustees to oversee the management of the Trust and will have an investment adviser that will provide investment advice during the term of the Trust. UITs have fixed portfolios that do not change during the life of the trust. Although the Trust expects to maintain a stable portfolio during the term of the Trust, the Trust will be managed by its investment adviser and sub-adviser. Thus, although it is not expected, the assets of the Trust could change, if determined necessary by the investment adviser to pursue the Trust’s investment objective.

Comment 2: Please explain why the Trust’s name is not misleading where the S&P 500 Index is representative of only a small portion of the U.S. market.

Response: Supplementally, the Trust notes that the S&P 500 Index is generally considered a broad-based market index that is used widely in the marketplace as a proxy for the performance of the U.S. equity markets. Moreover, the word “market” is appropriately modified by the word “participation.” As used in the name and in the context of the clear multiple references to the S&P 500, we do not believe that the use of “market” in the name implies that the Trust will provide exposure to the entire U.S. equity markets. The Trust’s name — “U.S. Market Participation” — clearly indicates that it seeks to provide investors the opportunity to “participate” in the U.S. markets of which the S&P 500 Index is representative. The Trust does not believe that the name is misleading for these reasons.

Comment 3: The Trust currently uses the defined term “Contracts” to describe the private derivative contracts the Trust will enter into to gain exposure to the U.S. markets. The staff believes the term should be clarified to clearly indicate that they are derivative contracts that are private and over-the-counter. Please use the defined term “Private Derivative Contracts” and revise the definition accordingly.

Response: In response to the staff’s comment, we have revised the disclosure as set forth below (see underlined text) and changed the defined term “Contracts” to “Private Derivative Contracts” when used throughout the prospectus and SAI.

Investment Objective. The Trust seeks to provide investors purchasing units of beneficial interest (“Units”) in the initial public offering the opportunity to earn returns over the investment life of the Trust based on the price performance of the S&P 500 Composite Stock Price Index® (the “Index”), by entering into over-the-counter private derivative contracts, as described herein.

Investment Program. The Trust’s investment program will consist primarily of: (1) investing substantially all of the initial net assets of the Trust to purchase U.S. Treasury obligations (“Treasuries”) that will mature on or shortly before the Termination Date and (2) entering into over-the-counter private derivative contracts (the “Private Derivative Contracts”) that provide for the Trust to pay or receive cash at Private Derivative Contract settlement (sometimes referred to as “single-pay contracts”) based on the price performance of the Index over the life of the Private Derivative Contracts, which are scheduled to conclude on the Termination Date. The Private Derivative Contracts will be collateralized by the Trust’s investments in Treasuries.

Comment 4: Please explain why it is appropriate to have the stated percentage range of the upside capture anticipated through the Trust’s investments in the Private Derivative Contracts on the front page.

Response: Supplementally, the Trust notes that it believes that it would be misleading to investors to state generically that it will seek to capture some degree of upside capture. Such a general statement could lead investors to believe that the upside capture is unlimited or significantly higher than the actual amount. By clearly stating the amount of upside capture on the front cover, investors know what to expect and are not misled into believing it is higher (or lower) than the stated amount. Therefore, the Trust has made no changes as it believes it is in the investors’ best interest to have clarity on this disclosure.

Comment 5: Please clarify that the upside capture return is based upon the Trust’s initial net asset value (“NAV”) of $10.00 and, if the NAV rises, the return to investors based on the Trust’s current NAV will be lower than the stated percentage.

Response: In response to the staff’s comment, the Trust has added the following disclosure to the inside front cover, Summary and body of the prospectus:

Although the Trust will seek to provide returns based on the price performance of the Index as described above, the Trust is not a so-

called “index fund.” There can be no assurance that the Trust will achieve its investment objective. The Trust’s returns will depend primarily on the performance of its investment program as described herein, and are not guaranteed by any party. If, for example, the Index appreciates over the term of the Trust by up to the 17-23 percent maximum return, it is possible that the Trust may underperform the Index and may lose money. Similarly, if the Index declines over the term of the Trust, the Trust may not avoid exposure to the first 15 percent of the Index price decline and may lose money. In addition, the Trust’s returns are based on the initial net asset value of the Trust ($10.00 per Unit). Therefore, if the net asset value of the Units increases, the return to Unit holders, which will be based on the current net asset value of the Units, will be lower.

Comment 6: Please add disclosure that if the S&P 500 Index outperforms by more than 17-23%, the Trust will not participate in such performance.

Response: In response to the staff’s comment, the Trust has added the following disclosure to appear on the inside front cover, the summary and body sections of the prospectus:

The Trust’s return will be capped at 17-23 percent therefore, if the Index appreciates by more than 17-23 percent, the Trust and Unit holders will not benefit from performance of the index above this level.

Comment 7: Please clarify that if one or more Private Derivative Contracts does not perform, the return to investors will be reduced by the amount attributable to such contract.

Response: In response to the staff’s comment, the Trust has revised the disclosure in the Risk factor “Counterparty Risk” as follows:

Counterparty risk

Through the Private Derivative Contracts, the Trust has exposure to the claims-paying ability and performance of the counterparties. Changes in the credit quality of counterparties will affect the value of the Trust’s Private Derivative Contract positions and could reduce amounts recoverable upon Private Derivative Contract settlement. If one or more counterparties cannot or will not honor its obligations upon Private Derivative Contract settlement, the Trust is subject to the loss of any amounts owed the Trust under the terms of the Private Derivative Contracts. Therefore, if one or more counterparties fails to meet its obligations, the returns to Unit holders will be reduced proportionally to the notional value of the contract. Financial institutions that may serve as counterparties have recently incurred significant financial hardship and may be relying on government support to maintain their creditworthiness. Buying out and replacing a Private Derivative Contract would likely expose the Trust to transaction costs that would reduce returns. If the Trust fails to respond in a sufficiently timely manner to an adverse credit event of a counterparty, the Trust may lose the benefit of the Private Derivative Contract entered into with such counterparty to the extent such benefit is not adequately reflected in the value of the collateral posted by the counterparty with the Trust’s custodian. Even when the Trust’s exposure to a counterparty is fully offset by deposited collateral, its failure may result in costs to the Trust and interfere with its ability to achieve its investment objective. If a Private Derivative Contract is terminated before its expiration date, the Trust may not be able to enter into new Private Derivative Contracts on similarly favorable terms.

The Trust seeks to mitigate its exposure to counterparty risk principally by entering into the Private Derivative Contracts with multiple counterparties that are rated investment grade by at least one nationally recognized rating agency (Baa or higher by Moody’s or BBB or higher by either S&P or Fitch), by monitoring the credit quality of each counterparty over the life of the Private Derivative Contracts and by maintaining collateral agreements with each counterparty. Certain counterparties may initially be rated below investment grade by other nationally recognized rating agencies, and may also be lowered to below investment grade ratings by some or all nationally recognized rating agencies during the term of the Private Derivative Contracts. The ratings of Moody’s, S&P and Fitch represent their assessment of the credit quality of the rated entities. Such ratings are based on judgment and do not reflect absolute standards of quality.

Under the anticipated terms of the Private Derivative Contracts, it is expected that the Trust and each counterparty will, over the life of the Private Derivative Contracts, be required to maintain in a segregated account held at the Trust’s custodian for the benefit of the other party an amount of collateral in cash or Treasuries that approximates the amount of the Trust’s or the counterparty’s obligations to the other party, as determined on a daily mark-to-market basis. As a consequence, it is anticipated that the Trust’s exposure to loss of value upon a credit event of a counterparty will normally be limited to approximately the increase in the in-the-money value of the Trust’s position with respect to the counterparty on the day of the credit event compared to the prior day. If a counterparty fails to post the required collateral, the Trust may, but is not required, to treat such action as a default. If the Trust does not treat it as a default, the Trust’s potential exposure to the counterparty will increase by the amount of the unposted collateral. In no event will the Trust’s exposure to loss upon a credit event of a counterparty exceed the accretion in value of the Trust’s position in the Private Derivative Contract with such counterparty. Although the Adviser will monitor counterparty credit and credit ratings on an ongoing basis, it may be unable to anticipate counterparty credit events or take timely action to limit impact on the Trust. There can be no assurance that each counterparty will post collateral when and as required, or that the Trust will be fully protected if a counterparty defaults on its obligations. If there is a default or credit event by a counterparty to a Private Derivative Contract, the Trust will have contractual remedies pursuant to such Private Derivative Contract, including the ability to seize the applicable segregated account as a senior creditor. If a counterparty defaults on obligations to the Trust at Private Derivative Contract settlement, the recovery of any amounts owed to the Trust by such counterparty and the Trust’s termination payments to Unit holders could be delayed. It is also possible, as discussed above, that the Trust experiences a loss in this amount to the extent that the amounts owed are not collateralized or if the Trust is unable to seize posted collateral. In such circumstances, it is the Trust’s intention to pay the maximum available amount to Unit holders on the liquidation date, even if certain amounts owed by defaulting counterparties may be recovered later.

Comment 8: Please describe further the Private Derivative Contracts (e.g., how they will be entered into and the rights of the Trust under such contracts).

Response: In response to the staff’s comment, the Trust has revised the disclosure in the Summary and body of the prospectus by adding the following disclosure:

The Private Derivative Contracts will be over-the-counter transactions entered into with a counterparty which has executed an ISDA (international swap dealer association) agreement with the Trust. The specific terms of the Private Derivative Contract are set forth in the confirmation statement (commonly known as a “confirm”) that the Trust receives upon entering into the contract. The Trust will have contractual enforcement rights under the terms of the Private Derivative Contracts which it may exercise if necessary. Absent certain extraordinary circumstances, the Trust would not be able to alter the material terms of the Private Derivative Contracts or otherwise terminate the contract early other than pursuant to the terms of the ISDA agreement.

Comment 9: Please provide a numerical example of the amount of Trust assets at risk with any one counterparty.

Response: In response to the staff’s comment, the following disclosure has been added to the body of the prospectus:

The Trust intends to enter into Private Derivative Contracts with at least three counterparties, each rated investment grade quality by at least one nationally recognized rating agency (i.e., Baa or higher by Moody’s Investors Service, Inc. or BBB or higher by either Standard & Poor’s Ratings Group or by Fitch Ratings) at the time the Trust enters such Private Derivative Contracts. The maximum exposure of the Trust’s net assets to any one counterparty will not exceed 10 percent. Therefore, as an example only, if prorated Private

Derivative Contracts were entered into with three counterparties, and the contract cap was 20 percent, if the Index reached or exceeded that level, the maximum exposure to any one counterparty would not be greater than 5.55 percent.

Comment 10: Please provide more information regarding who the counterparties are and what the ratings of the counterparties are based on.

Response: In response to the staff’s comment, the following disclosure has been added to the body of the prospectus:

The counterparties with whom the Trust will enter into Private Derivative Contracts will typically be larger financial services firms that offer a variety of financial products to retail and institutional clients. Typically, the ratings are based on the securities issued by such firms.

Comment 11: You state that the Private Derivative Contracts will be structured to include an additional payout to cover the Trust’s accrued but unpaid operating expenses incurred during the life of the Trust. You also stated that if a counterparty defaults on its obligations to the Trust, the Manager will not seek to be paid any accrued, but unpaid, fee owed to it by the Trust. Please explain why this would not be considered a performance fee.

Response: Supplementally, the Trust notes that this is not a performance fee because it is not tied to the investment performance of the Trust’s portfolio. Performance fees must be symmetrical and tied to the performance on an index. Here it is not a performance fee if a fee accrued and owed to the manager is to be paid if counterparties to the Trust, which are rated investment grade at the time of investment, do not default on their obligations.

Comment 12: Please clarify that the NAV of the Trust will fluctuate, but that the expense will be based on the initial NAV of the Trust.

Response: In response to the staff’s comment, the Trust has added the following disclosure:

The management fee is a comprehensive fee payable to Eaton Vance at an annual rate of 0.75 percent of the Trust’s initial net assets, which provides compensation to the Eaton Vance organization for its services as adviser and administrator of the Trust and for assuming the normal operating expenses of the Trust as described below. Under the terms of the Advisory and Administrative Agreement, Eaton Vance will assume all the normal operating expenses of the Trust, including custody, transfer agent, audit, and printing and postage expenses, but will not be responsible for extraordinary expenses incurred by the Trust, including attorneys’ fees and other costs in connection with any litigation or regulatory action. The fees paid to Eaton Vance will be based on the initial net asset value of the Trust and will not vary over the term of the Trust. Although the net asset value of the Trust will fluctuate over the life of the Trust, the amount of the management fee that the Trust will pay will not change because such fee will always be based on a net asset value of $10.00 per Unit. Therefore, if the net asset value of the Trust declines, the fees paid by the Trust to Eaton Vance will be higher than if based on current net assets.

Comment 13: Please add disclosure that the Trust’s Units will be illiquid if they are de-listed from the exchange on which they are traded.

Response: In response to the staff’s comment, the Trust has added the following disclosure to appear on the inside front cover, summary and body of the prospectus:

If the Trust fails to maintain the Units’ exchange listing, Unit holders will have very limited ability to trade the Units and the Units will be considered illiquid until the Termination Date.

Comment 14: Please add disclosure that fluctuations in the value of the Treasuries will impact the net asset value of the Trust over time.

Response: In response to the staff’s comment, the Trust has added the following disclosure under the heading “Interest rate risk”:

Interest rate risk

The Trust’s investments in Treasuries are subject to changes in value as interest rates rise and fall. Such fluctuations in value will result in fluctuations in the Trust’s net asset value. The prices of Treasuries held by the Trust will tend to fall as interest rates rise. When interest rates decline, the value of such Treasuries can be expected to rise. Because they are supported by the full faith and credit of the U.S. government, Treasuries generally do not involve the credit risks associated with other types of debt securities. Yields on Treasuries are generally lower than yields on other debt obligations of comparable maturity. Changes in interest rates may also affect the value of the Index and the Private Derivative Contracts, thereby affecting the Trust’s net asset value.

II.	Responses to Oral Comments Received on December 15, 2011, from Richard Pfordte, SEC staff members to Fred Marius and Stephanie Rosander of Eaton Vance Management and Clair Pagnano of K&L Gates LLP.

Comment 1: Under the heading “Risks of capped upside and partial downside protection” please add an example that illustrates the investors’ potential experience under the Trust’s investment program.

Response: In response to the staff’s comment, the Trust has added the following disclosure under the heading “Risks of capped upside and partial downside protection” in both the Summary and body of the prospectus.

The Trust’s investment program will seek to return to Unit holders an amount reflecting the change in value of the Index (up to a cap and with a partial downside buffer) at the Termination Date as reflected in the chart below.

	Day 1	Termination Date
Scenario 1
NAV	$10.00	$10.00
Index Value	1,000	1,300
Return to Unit holders (per Unit)		$12.30
Scenario 2
NAV	$10.00	$10.00
Index Value	1,000	1,020
Return to Unit holders (per Unit)		$10.20
Scenario 3
NAV	$10.00	$10.00
Index Value	1,000	920
Return to Unit holders (per Unit)		$10.00
Scenario 4
NAV	$10.00	$10.00
Index Value	1,000	800
Return to Unit holders (per Unit)		$9.50

Scenario 1: if the price of the Index increases more than 23 percent, then the maximum return would be 23 percent because the Private Derivative Contracts will provide that the Trust receive the increase in the price of the Index up to a 23 percent increase but no additional amount for any greater increase (e.g., if the Index increases 30 percent, the maximum total return would be 23 percent);

Scenario 2: if the price of the Index increases up to 23 percent, then the maximum return would be the amount of the increase (e.g., if the Index increases 2 percent, the maximum total return would be 2 percent);

Scenario 3: if the price of the Index remains stable or decreases up to 15 percent, the return would be 0 percent because the Trust will not bear any loss under the Private Derivative Contracts if the Index decreases up to 15 percent (e.g., if the Index decreases by 8 percent, the Trust’s loss would be 0 percent);

Scenario 4: if the price of the Index decreases more than 15 percent, then the Trust will incur a loss equal to the percentage amount of such decrease minus 15 percent (e.g., if the Index decreases by 20 percent, the Trust’s loss would be 5 percent).

Comment 2: In the Fee Table footnote 2, please add an example illustrating the impact of a significant drop in the NAV of the Trust on the Trust’s fees, which are based on current NAV and add disclosure that the rate will not vary over the term of the Trust even if the NAV fluctuates.

Response: In response to the staff’s comment, the Trust has added the following disclosure under in footnote 2 to the Fee table.

For example, if the net asset value of the Units declines by 50%, the fees, as a percent of then current net asset value, paid by the Trust would double from that listed in the Fee Table because the fees paid by the Trust will be based on the Trust’s initial net assets rather than its current net assets. Therefore, even though the net assets of the Trust will fluctuate over the term of the Trust the fee paid by the Trust will not change from that calculated at the initiation of the Trust.

Comment 3: In the Fee Table footnote 2, please delete disclosure that is found in other parts of the prospectus.

Response: In response to the staff’s comment, the Trust has deleted disclosure in footnote 2 to the Fee table that appears elsewhere in the prospectus.

Comment 4: Please explain whether the pricing (return profiles) of the Private Derivative Contracts is influenced by the ratings of the counterparties and whether such ratings create an incentive for the adviser to enter into contracts with higher-rated entities in order to ensure that at the Termination Date the Trust will receive the additional payments that will cover expenses of the Trust, which will be paid to the adviser.

Response: Supplementally, the Trust responds that it will enter into Private Derivative Contracts with counterparties whose securities are rated investment grade at the time the contracts are entered into. We do not believe that the pricing of the Private Derivative Contracts among the counterparties is tied to the counterparties’ then current rating. The Manager will enter into Private Derivative Contracts with counterparties that it believes offer the best overall terms for the benefit of the Trust’s investors.